53rd at Third
885 Third Avenue
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Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
June 15, 2015	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Shanghai
VIA EDGAR AND OVERNIGHT DELIVERY	Hong Kong	Silicon Valley
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CONFIDENTIAL	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

Securities and Exchange Commission	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler and Tara Keating Brooks

Re:                             Teladoc, Inc. | Anticipated Price Range Registration Statement on Form S-1 (File No. 333-204577)

Ladies and Gentlemen:

This letter is furnished supplementally on behalf of Teladoc, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on input recently received from its underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any stock split that the Company may effect prior to the offering), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering.  The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

As described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation,” the Company’s Board of Directors’ valuation of its common stock was conducted as of March 31, 2015 and estimated the fair value

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY TELADOC, INC.

June 15, 2015

of its common stock to be $4.67 per share on that date.  A “Discount of Lack of Marketability” of 10% was applied to $4.67 per share, resulting in a common stock price per share of $4.20. The Company’s most recent grants of stock options during the fiscal periods presented in the prospectus were made on March 31, 2015 with an exercise price of $4.20 per share, which the Company determined to be the fair value of its common stock on that date.

In conclusion, the Company respectfully submits that the difference between the latest valuation and the estimated IPO price (i.e., the midpoint price) is reasonable.  As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Jason Gorevic, Chief Executive Officer, Teladoc, Inc., 2 Manhattanville Road, Suite 203, Purchase, New York 10577, telephone (203) 742-1635, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-1281 or to or Rachel W. Sheridan of this firm at (202) 637-2139 or to Brandon J. Bortner of this firm at (202) 637-2117. Thank you for your assistance.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY TELADOC, INC.